Barbara J. Comly
General Counsel

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

September 15, 2020

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2020-10 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2020-10 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 09/15/2020	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

20012518

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
Miami International Securities Exchange, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: September 15, 2020

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2020.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
Miami International Securities Exchange, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

<u>Exhibit Request</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

<u>Response</u>:

Attached is a list of the members of the Exchange as of September 10, 2020, including the information set forth in items 1-6 above.

MIAX Options

MEMBER FIRMS

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 3/7/2013
Membership Activities:
Clearance
International Tele #:

SEC #: 8-34354
CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
Membership Activities:
Registered Market Maker
International Tele #:

SEC #: 8-68957
CRD #: 159041

AMS DERIVATIVES B.V.

Strawinskylaan 3095
Amsterdam, 1077ZX
Netherlands
Tele #:

Approval Date: 7/1/2019
Membership Activities:
Registered Market Maker
International Tele #: +31 20 708 7748

SEC #: 8-69890
CRD #: 286507

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 11/18/2015
Membership Activities:
Clearance
International Tele #:

SEC #: 8-23522
CRD #: 13071

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 12/7/2012
Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #:

SEC #: 8-41342
CRD #: 19714

BMO CAPITAL MARKETS CORP.

3 Times Square, 27th Floor
New York NY 10036
Tele #: (212) 885-4000

Approval Date: 10/10/2014
Membership Activities:
Order Entry & Clearance
International Tele #:

SEC #: 8-34344
CRD #: 16686

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 4/21/2014
Membership Activities:
Order Entry & Clearance
International Tele #:

SEC #: 8-32682
CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park
222 Broadway
New York NY 10038
Tele #: (646) 743-2734

Approval Date: 11/1/2018
Membership Activities:
Order Entry & Clearance
International Tele #:

SEC #: 8-69787
CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 12/7/2012
Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #:

SEC #: 8-53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Approval Date: 5/1/2019
SEC #: 8-8177
CRD #: 7059

390-388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Membership Activities:
Order Entry & Clearance
International Tele #:

CREDIT SUISSE SECURITIES (USA) LLC

Approval Date: 12/7/2012
SEC #: 8-00422
CRD #: 816

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Membership Activities:
Order Entry & Clearance
International Tele #:

CUTLER GROUP, LP

Approval Date: 11/2/2015
SEC #: 8-42415
CRD #: 31730

101 Montgomery Street, Ste. 700
San Francisco CA 94104
Tele #: (415) 293-3956

Membership Activities:
Registered Market Maker & Order Entry
International Tele #:

DASH FINANCIAL TECHNOLOGIES LLC

Approval Date: 12/7/2012
SEC #: 8-52503
CRD #: 104031

311 S. Wacker Drive, Ste. 1000
Chicago IL 60606
Tele #: (847) 550-1730

Membership Activities:
Order Entry & Clearance
International Tele #:

DRW SECURITIES, L.L.C.

Approval Date: 8/31/2015
SEC #: 8-51241
CRD #: 45908

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-3231

Membership Activities:
Order Entry
International Tele #:

GLOBAL EXECUTION BROKERS, LP

Approval Date: 12/7/2012
SEC #: 8-65878
CRD #: 126407

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Membership Activities:
Order Entry
International Tele #:

GOLDMAN SACHS & CO. LLC

Approval Date: 1/15/2013
SEC #: 8-129
CRD #: 361

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Membership Activities:
Order Entry & Clearance
International Tele #:

GROUP ONE TRADING LP

Approval Date: 10/20/2014
SEC #: 8-47762
CRD #: 37484

425 S. Financial Place - Ste. 3400
Chicago IL 60605
Tele #: (312) 347-8864

Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #:

GTS SECURITIES LLC

Approval Date: 2/25/2020
SEC #: 8-68126
CRD #: 149224

545 Madison Avenue, 15th Fl.
New York NY 10022
Tele #: (212) 715-2830

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #:

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 3/29/2017
Membership Activities:
Order Entry
International Tele #:

SEC #: 8- 68430
CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 8/26/2014
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #:

SEC #: 8- 52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 3/27/2013
Membership Activities:
Order Entry & Clearance
International Tele #:

SEC #: 8- 23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #:

SEC #: 8- 47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179
Tele #: (201) 595-8471

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #:

SEC #: 8- 35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018
Membership Activities:
Order Entry
International Tele #:

SEC #: 8- 52275
CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018
Membership Activities:
Order Entry
International Tele #:

SEC #: 8- 66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 9/15/2014
Membership Activities:
Order Entry & Clearance
International Tele #:

SEC #: 8- 15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 12/9/2019
Membership Activities:
Registered Market Maker
International Tele #:

SEC #: 8- 52989
CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300
Chicago IL 60603
Tele #: (312) 334-8000

Approval Date: 12/7/2012
Membership Activities:
Order Entry
International Tele #:

SEC #: 8- 48255
CRD #: 38455

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036
Tele #: (646) 743-1295

Approval Date: 12/7/2012
Membership Activities:
Clearance
International Tele #:

SEC #: 8- 33359
CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 12/7/2012
Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #:

SEC #: 8- 15869
CRD #: 8209

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601
Tele #: (312) 821-9500

Approval Date: 1/27/2015
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #:

SEC #: 8- 66083
CRD #: 128030

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago IL 60604
Tele #: (312) 444-8700

Approval Date: 7/22/2015
Membership Activities:
Order Entry
International Tele #:

SEC #: 8- 8-50422
CRD #: 43773

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 3/12/2013
Membership Activities:
Order Entry & Clearance
International Tele #:

SEC #: 8- 17574
CRD #: 7560

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 9/20/2013
Membership Activities:
Order Entry
International Tele #:

SEC #: 8- 68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 201
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 11/23/2016
Membership Activities:
Registered Market Maker
International Tele #:

SEC #: 8- 37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #:

SEC #: 8- 47034
CRD #: 35874

TWO SIGMA SECURITIES, LLC

Approval Date: 9/12/2017 — SEC #: 8-68090

100 Avenue of the Americas - 2nd Fl.

Membership Activities: — CRD #: 148960

New York NY 10013

Primary Lead, Lead, Registered Market Maker & Order Entry

Tele #: (212) 625-5700 — International Tele #:

UBS SECURITIES LLC

Approval Date: 12/7/2012 — SEC #: 8-22651

1285 Avenue of the Americas

Membership Activities: — CRD #: 7654

New York NY 10019

Order Entry & Clearance

Tele #: (203) 719-3000 — International Tele #:

VOLANT EXECUTION, LLC

Approval Date: 12/7/2012 — SEC #: 8-66826

233 S. Wacker Drive, Ste. 4040

Membership Activities: — CRD #: 134284

Chicago IL 60606

Order Entry & Clearance

Tele #: (312) 692-5000 — International Tele #:

WALLEYE TRADING LLC

Approval Date: 5/13/2015 — SEC #: 8-66988

2800 Niagara Lane North, Ste. 102

Membership Activities: — CRD #: 136196

Plymouth MN 55447

Registered Market Maker & Order Entry

Tele #: (952) 345-6611 — International Tele #:

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900

Approval Date: 12/7/2012 — SEC #: 8-12987

ATTN: Business Conduct

Membership Activities: — CRD #: 877

Los Angeles CA 90017

Clearance

Tele #: (213) 688-8090 — International Tele #:

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor

Approval Date: 4/11/2014 — SEC #: 8-65876

D1086-060

Membership Activities: — CRD #: 126292

Charlotte NC 28202

Order Entry & Clearance

Tele #: (704) 715-6133 — International Tele #:

WOLVERINE EXECUTION SERVICES, LLC

Approval Date: 12/7/2012 — SEC #: 8-65336

175 W. Jackson Blvd., Ste. 200

Membership Activities: — CRD #: 120719

Chicago IL 60604

Order Entry & Clearance

Tele #: (312) 884-4000 — International Tele #:

WOLVERINE TRADING, LLC

Approval Date: 12/7/2012 — SEC #: 8-47484

175 W. Jackson Blvd., Ste. 200

Membership Activities: — CRD #: 36848

Chicago IL 60604

Primary Lead, Lead & Registered Market Maker

Tele #: (312) 884-3490 — International Tele #:

X-CHANGE FINANCIAL ACCESS, LLC

Approval Date: 11/28/2018 — SEC #: 8-65860

440 So. LaSalle Street, Suite 2900

Membership Activities: — CRD #: 126201

Chicago IL 60605

Order Entry & Clearance

Tele #: (312) 235-0320 — International Tele #:

Total Firms **45**